XPO Logistics, Inc.

Five American Lane

Greenwich, Connecticut 06831

VIA EDGAR

February 14, 2018

Mr. Lyn Shenk

Branch Chief

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	XPO Logistics, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 28, 2017

File No. 001-32172

Response Dated January 11, 2018

Dear Mr. Shenk:

This letter is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above referenced filing of XPO Logistics, Inc. (“we” or the “Company”) set forth in the Staff’s letter dated January 31, 2018.

For the Staff’s convenience, the text of each of the Staff’s comments is set forth below in bold, followed by our response.

Notes to Consolidated Financial Statements

Note 18: Segment Reporting and Geographic Information, page 84

1.	Refer to your response to prior comment 6 regarding your aggregation of North America and European Logistics operating segments. We note from your filing the two segments are subject to different economic and regulatory environments such as differences in tariffs, trade, tax, labor laws, and occupancy costs as well as foreign currency exchange and legal compliance issues within different jurisdictions such as the Foreign Corrupt Practices Act in the U.S. and the U.K. Bribery Act.

As such, please explain to us in further detail how your segment reporting is consistent with the objective of requiring disclosures about segments in regard to the different economic environments in which an entity operates as specified within ASC 280-10-10-1. In that regard, please address how you consider the different economic and regulatory factors between the two operating segments as noted above in your consideration of the guidance within ASC 280-10-50-11 in determining whether aggregation is appropriate.

Response:

We believe that the nature of the regulatory and economic environments in which our North American and European Logistics operating segments operate are sufficiently similar to support aggregation of these operating segments within one reporting segment consistent with the requirements for aggregation as set forth in ASC 280-10-50-11.

While there may be particular differences between the regulatory environments in which our logistics businesses operate in North America and Europe, taken as a whole, our North America and European Logistics operating segments are generally subject to a broad range of similar local and national regulations. The regulatory environment applicable to both our North American and European logistics services essentially focuses on protecting people, warehoused goods and the environment. This focus is reflected in the setup of our logistics hubs, the installation and maintenance of safety equipment, and the use of specific operational and safety processes.

In particular, both our North American and European logistics operations are subject to a broad range of similar environmental and health and safety requirements, including those relating to the discharge of hazardous substances into soils and waters, emissions of toxic air pollutants, and the generation, handling, disposal, storage and release of solid and hazardous substances and wastes, and human health and safety. In the course of our logistics operations, we may be asked to store, transport or arrange for the storage or transportation of substances defined as hazardous under applicable laws. If a release of hazardous substances occurs on or from our facilities or from the transporter, we may be required to participate in, or have liability for, the response costs and remediation of such release and/or we may be subject to claims for personal injury, property damage and damage to natural resources. Further, at sites on which we operate or have previously operated, or where we have disposed or arranged for the disposal of hazardous substances, we could be liable for historical contamination, regardless of fault or the legality of the original conduct.

In addition, some of our North America logistics operations involve contracts and business with the U.S. Government, where we are subject to various government contracting, acquisition, and procurement regulations; we are also subject to similar government contracting requirements in other jurisdictions, including Europe. We are generally also subject to broadly similar anti-money laundering legislation and a number of anticorruption laws and regulations, including the Foreign Corrupt Practices Act in the U.S., the U.K. Bribery Act and similar legislation in the other jurisdictions in which we operate.

We believe that the costs of regulatory compliance are an ordinary operating cost of both our North America and European Logistics businesses. We do not believe that costs of regulatory compliance, including the cost of compliance with anti-money laundering and anticorruption laws and regulations, have had a material adverse impact on our logistics operations to date, nor do they present a material difference in the current or expected future operational performance of our North America and European Logistics operating segments.

With respect to the economies of North America and Europe, they are both large, mature markets experiencing similar developments related to the proliferation of e-commerce and supply chain outsourcing. Additionally, each economy generally supports the free movement of goods and money. Lastly, within each market, large multinational corporations with international supply chains are a dominant force. For both our North America and European Logistics businesses, the vast majority of all revenue and expense transactions are denominated in the functional currency of the respective entity and, as such, there is no significant foreign currency transaction risk which impacts the results of operations of either operating segment. We believe the North American and European markets are sufficiently similar to support aggregation into a single operating segment.

2.	In your response to comment 6, you state the Transportation reportable segment consists of several service lines. We also note there are foreign and domestic operations within that segment. In that regard, please tell us how you organize within the Transportation reportable segment around differences in services, geographical areas, regulatory environments or a combination of factors and whether there are operating segments that you aggregate within the Transportation reportable segment. Refer to ASC 280-10-50-1 and 280-10-50-21a.

Response:

The Company’s Transportation reportable segment is organized as follows:

•	We have determined that Troy Cooper, the COO, is the Segment Manager of Transportation. Mr. Cooper reports directly to Brad Jacobs, the CEO and CODM.

•	Mr. Cooper’s direct reports include the Presidents of Last Mile, North American Transport (NAT) and Less-than-Truckload (LTL) as well as the Managing Director Transport Europe. LTL and Last Mile are service lines. NAT includes the Freight Brokerage and Global Forwarding service lines. Transport Europe includes the Full Truckload and LTL service lines.

•	When the CODM makes decisions regarding resource allocation and evaluates performance, his focus is on the Transportation reporting segment. Specifically, during the budgeting process, the CEO sets targets for key metrics such as organic revenue growth and adjusted EBITDA at the Transportation reporting segment level. In connection with the development of these targets (which inform compensation and the financial guidance we provide to the investment community), the CEO makes decisions related to capital expenditures, information technology spend and headcount levels. Lower level targets (for instance, at the service line level) are set by Mr. Cooper directly with the Presidents of Last Mile, NAT and LTL as well as the Managing Director Transport Europe. The CODM’s evaluation of the performance of the Transportation reporting segment is achieved primarily through weekly 1:1 meetings with Mr. Cooper and, to a lesser extent, through the monthly Company-

wide operating reviews or MORs. In the weekly 1:1 meetings, the focus is on the Transportation reporting segment’s month-to-date performance for key operating and financial metrics. The metrics reviewed include: organic revenue growth; adjusted EBITDA; and volume, rate and pricing performance. There is also a discussion of the sales pipeline (customers won, lost and new entrants); cross-selling; and performance on key strategic initiatives such as improved pricing. These discussions may include service line performance to add color or context, but are generally not the focus. The MORs which are run by Mr. Jacobs are similarly focused on the key metrics referenced above at the Transportation reporting segment level, once again with service line results reviewed to add context.

•	Because the CODM’s focus in managing the Transportation business is at the Transportation reporting segment level, we do not believe there are operating segments within the Transportation reportable segment.

Should you have any questions regarding this matter, please do not hesitate to contact me at (203) 413-4005.

Sincerely,

/s/ John J. Hardig
John J. Hardig Chief Financial Officer

cc:	Patrick Kuhn, U.S. Securities and Exchange Commission

Doug Jones, U.S. Securities and Exchange Commission

Karlis Kirsis, Esq., Senior Vice President, Corporate Counsel, XPO Logistics, Inc.

Lance Robinson, Chief Accounting Officer, XPO Logistics, Inc.

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